Exhibit 21

Merge Healthcare Incorporated

Subsidiaries

Subsidiary	Organized Under the Laws Of

Cedara Software (Shanghai) Co. Ltd.	China
Merge Asset Management Corp.	Delaware
Merge Cedara ExchangeCo Limited	Ontario, Canada
Merge eClinical Inc.	Delaware
Merge Healthcare Canada Corp.	Ontario, Canada
Merge Healthcare Solutions Inc.	Delaware
Merge Technologies Holdings Co.	Nova Scotia, Canada
Requisite Software Inc.	Delaware
Merge SF Holdings, Inc.	Delaware
Merge SH Holdings, Inc.	Delaware
CCS Pawlowski GmbH (63% of voting stock owned by Merge)	Germany